As filed with the Securities and Exchange Commission on July 1, 2005

Registration No. 333-124719

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ENTEGRIS, INC.(1)

EAGLE DE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Minnesota Delaware	2033 2033	41-1941551 41-1941551(2)
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3500 Lyman Boulevard

Chaska, Minnesota 55318

(952) 556-3131

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John D. Villas

Chief Financial Officer

Entegris, Inc.

3500 Lyman Boulevard

Chaska, Minnesota 55318

(952) 556-3131

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Douglas P. Long Faegre & Benson LLP 90 South Seventh Street 2200 Wells Fargo Center Minneapolis, MN 55402	David B. Walek Ropes & Gray LLP One International Place Boston, MA 02110

Approximate date of commencement of proposed sale to public:    As soon as practicable following the effective date of this registration statement and the date on which all other conditions to the merger of Mykrolis Corporation with and into Eagle DE, Inc. pursuant to the merger agreement described in the enclosed joint proxy statement/prospectus have been satisfied or waived. Eagle DE, Inc. is the successor issuer, within the meaning of Rule 12g-3 under the Securities Exchange Act of 1934, to Entegris, Inc. in connection with the reincorporation merger of Entegris, Inc. with and into Eagle DE, Inc. The Registrant hereunder shall be Entegris, Inc. and its successor issuer, Eagle DE, Inc., a Delaware corporation.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-124719

(1)	Entegris, Inc., a Minnesota corporation, will reincorporate in Delaware in connection with this offering by way of a merger with and into its wholly owned subsidiary, Eagle DE, Inc., a Delaware corporation, which will change its name to Entegris, Inc. in such reincorporation merger and which expressly adopts this Registration Statement for all purposes under the Securities Act. Eagle DE, Inc. is referred to as “Entegris Delaware” in this joint proxy statement/prospectus.
(2)	Upon completion of the reincorporation merger referred to above, Entegris Delaware will retain the I.R.S. employer identification number currently assigned to Entegris.

PART II

Item 20. Indemnification of Directors and Officers

Entegris, Inc. is subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act. Section 302A.521 of the Minnesota Business Corporation Act provides in substance that, unless prohibited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of his official capacity against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met with respect to the person to be indemnified, are (a) that such person has not been indemnified by another organization for the same judgments, penalties, fines, settlements and expenses; (b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that such person must have acted in a manner the person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. The determination as to eligibility for indemnification is made by the members of the corporation’s board of directors or a committee of the board who are at the time not parties to the proceedings under consideration, by special legal counsel, by the stockholders who are not parties to the proceedings or by a court.

Article 6 of Entegris’ Amended and Restated Bylaws, as amended, requires indemnification by Entegris to the same extent permitted by the laws of the State of Minnesota.

Entegris also maintains a director and officer insurance policy to cover Entegris, its directors and its officers against certain liabilities.

Eagle DE, Inc. (“Entegris Delaware”) is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Entegris Delaware’s certificate of incorporation provides that the registrant’s directors shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. Entegris Delaware’s certificate of incorporation provides that the corporation shall indemnify its directors to the full extent permitted by the laws of the State of Delaware. In addition, Entegris Delaware’s bylaws provide for indemnification of the registrant’s officers and directors to the fullest extent permitted by applicable law.

All of Entegris Delaware’s directors and officers will be covered by insurance policies maintained by Entegris Delaware against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933. In addition, Entegris Delaware will enter into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the DGCL.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 21, 2005, by and among Entegris, Inc., Mykrolis Corporation and Eagle DE, Inc. (included as Annex A in the joint proxy statement/prospectus previously filed).(1)

2.2	Agreement and Plan of Merger, dated as of March 21, 2005, by and between Entegris, Inc. and Eagle DE, Inc. (included as Annex B in the joint proxy statement/prospectus previously filed).(1)

3.1(a)	Certificate of Incorporation of Eagle DE, Inc. (included as Annex C-1 in the joint proxy statement/prospectus previously filed).(1)

3.1(b)	Certificate of Incorporation of Eagle DE, Inc. without a classified board (included as Annex C-2 in the joint proxy statement/prospectus previously filed).(1)

3.2	Bylaws of Eagle DE, Inc. (included as Annex D in the joint proxy statement/prospectus previously filed).(1)

3.3	Articles of Incorporation of Entegris.(1)

3.4	Bylaws of Entegris.(1)

4.1	Form of Common Stock Certificate.(1)

5	Opinion of Faegre & Benson LLP.(1)

8.1	Opinion of Faegre & Benson LLP regarding tax matters.

8.2	Opinion of Ropes & Gray LLP regarding tax matters.

10.1	Form of Amended and Restated Executive Termination Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and each of Jean-Marc Pandraud, Bertrand Loy, Peter W. Walcott, Fred Faulkner, John Gerard Mackay and Takashi Mizuno.(2)

10.2	Executive Termination Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Peter S. Kirlin.(3)

10.3	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Jean-Marc Pandraud.(4)

10.4	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Bertrand Loy.(5)

10.5	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Peter Walcott.(6)

10.6	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Fred Faulkner.(7)

10.7	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Takashi Mizuno.(8)

Exhibit No.	Description
10.8	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and John Gerard Mackay.(9)

10.9	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Gideon Argov.(10)

10.10	Amended and Restated Employment Agreement, dated as of May 4, 2005, by and between Mykrolis Corporation and Gideon Argov.(11)

10.11	Form of Integration-Planning Bonus Letter and Attachments, dated as of May 12, 2005.(12)

23.1	Consent of KPMG LLP, relating to Entegris, Inc.(1)

23.2	Consent of PricewaterhouseCoopers LLP, relating to Mykrolis Corporation.(1)

23.3	Consent of Faegre & Benson LLP (included in Exhibits 5 and 8.1).

23.4	Consent of Ropes & Gray LLP (included in Exhibit 8.2).

24	Powers of Attorney.*

99.1	Form of Proxy of Entegris, Inc.(1)

99.2	Form of Proxy of Mykrolis Corporation.(1)

99.3	Fairness Opinion of Goldman, Sachs & Co. (included as Annex E in the joint proxy statement/prospectus previously filed).(1)

99.4	Fairness Opinion of Citigroup Global Markets Inc. (included as Annex F in the joint proxy statement/prospectus previously filed).(1)

99.5	Consent of Goldman, Sachs & Co.(1)

99.6	Consent of Citigroup Global Markets Inc. (1)

*	Included on signature pages of the Form-S-4 registration statement of Entegris, Inc. and Eagle DE, Inc. filed with the Securities and Exchange Commission on May 9, 2005.
(1)	Previously filed.
(2)	Incorporated by reference to Exhibit 10.3 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(3)	Incorporated by reference to Exhibit 10.4 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(4)	Incorporated by reference to Exhibit 10.6 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(5)	Incorporated by reference to Exhibit 10.7 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(6)	Incorporated by reference to Exhibit 10.8 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(7)	Incorporated by reference to Exhibit 10.9 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(8)	Incorporated by reference to Exhibit 10.11 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(9)	Incorporated by reference to Exhibit 10.10 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(10)	Incorporated by reference to Exhibit 10.5 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.

(11)	Incorporated by reference to Exhibit 10.13 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(12)	Incorporated by reference to Exhibit 10.1 to Entegris, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2005.

(b)	Financial Statement Schedule

Incorporated by reference to the financial statement schedule included in Entegris’ Annual Report on Form 10-K for the year ended August 28, 2004.

(c)	Reports, Opinions or Appraisals

Information requested hereunder is furnished as Exhibits 99.3 and 99.4 to this registration statement.

Item 22. Undertakings.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (sometimes referred to herein as the “Securities Act”), each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)(1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(g)(2)	The undersigned registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph 1 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the information statement-prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chaska, State of Minnesota, on July 1, 2005.

ENTEGRIS, INC.

By:	/S/ JAMES E. DAUWALTER
Its:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 has been signed on July 1, 2005, by the following persons in the capacities indicated.

Signature	Title

/S/ JAMES E. DAUWALTER James E. Dauwalter	Chief Executive Officer and Director (Principal Executive Officer)

* John D. Villas	Chief Financial Officer (Principal Financial and Accounting Officer)

* James A. Bernards	Director

* Stan Geyer	Director

* Gary F. Klingl	Director

* Roger D. McDaniel	Director

* Paul L.H. Olson	Director

* Brian F. Sullivan	Director

* Donald M. Sullivan	Director

*	The undersigned, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 pursuant to the powers of attorney executed by the above-named officers and directors of the registrant, which have been filed with the Securities and Exchange Commission on behalf of such officers and directors.

By:	/S/ JAMES E. DAUWALTER	Date: July 1, 2005
James E. Dauwalter

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chaska, State of Minnesota, on July 1, 2005.

EAGLE DE, INC.

By:	/S/ JAMES E. DAUWALTER
Its:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 has been signed on July 1, 2005, by the following persons in the capacities indicated.

Signature	Title

/S/ JAMES E. DAUWALTER James E. Dauwalter	Chief Executive Officer, President and Director (Principal Executive Officer)

* John D. Villas	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Stan Geyer	Director

* Jay Bennett	Director

*	The undersigned, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 pursuant to the powers of attorney executed by the above-named officers and directors of the registrant, which have been filed with the Securities and Exchange Commission on behalf of such officers and directors.

By:	/S/ JAMES E. DAUWALTER	Date: July 1, 2005
James E. Dauwalter

EXHIBIT INDEX

Exhibit Number	Exhibit	Manner of Filing
2.1	Agreement and Plan of Merger, dated as of March 21, 2005, by and among Entegris, Inc., Mykrolis Corporation and Eagle DE, Inc.	Included as Annex A in the joint proxy statement/prospectus previously filed.

2.2	Agreement and Plan of Merger, dated as of March 21, 2005, by and between Entegris, Inc. and Eagle DE, Inc.	Included as Annex B in the joint proxy statement/prospectus previously filed.

3.1(a)	Certificate of Incorporation of Eagle DE, Inc.	Included as Annex C-1 in the joint proxy statement/prospectus previously filed.

3.1(b)	Certificate of Incorporation of Eagle DE, Inc. without a classified board.	Included as Annex C-2 in the joint proxy statement/prospectus previously filed.

3.2	Bylaws of Eagle DE, Inc.	Included as Annex D in the joint proxy statement/prospectus previously filed.

3.3	Articles of Incorporation of Entegris.	Previously filed.

3.4	Bylaws of Entegris.	Previously filed.

4.1	Form of Common Stock Certificate.	Previously filed.

5	Opinion of Faegre & Benson LLP.	Previously filed.

8.1	Opinion of Faegre & Benson LLP regarding tax matters.	Filed herewith.

8.2	Opinion of Ropes & Gray LLP regarding tax matters.	Filed herewith.

10.1	Form of Amended and Restated Executive Termination Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and each of Jean-Marc Pandraud, Bertrand Loy, Peter W. Walcott, Fred Faulkner, John Gerard Mackay and Takashi Mizuno.(1)	Incorporated by reference.

10.2	Executive Termination Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Peter S. Kirlin.(2)	Incorporated by reference.

10.3	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Jean-Marc Pandraud.(3)	Incorporated by reference.

10.4	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Bertrand Loy.(4)	Incorporated by reference.

10.5	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Peter Walcott.(5)	Incorporated by reference.

10.6	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Fred Faulkner.(6)	Incorporated by reference.

10.7	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Takashi Mizuno.(7)	Incorporated by reference.

Exhibit Number	Exhibit	Manner of Filing
10.8	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and John Gerard Mackay.(8)	Incorporated by reference.

10.9	Letter Agreement, dated as of March 21, 2005, by and between Mykrolis Corporation and Gideon Argov.(9)	Incorporated by reference.

10.10	Amended and Restated Employment Agreement, dated as of May 4, 2005, by and between Mykrolis Corporation and Gideon Argov.(10)	Incorporated by reference.

10.11	Form of Integration-Planning Bonus Letter and Attachments, dated as of May 12, 2005.(11)	Incorporated by reference.

23.1	Consent of KPMG LLP, relating to Entegris, Inc.	Previously filed.

23.2	Consent of PricewaterhouseCoopers LLP, relating to Mykrolis Corporation.	Previously filed.

23.3	Consent of Faegre & Benson LLP.	Included in Exhibits 5 and 8.1.

23.4	Consent of Ropes & Gray LLP.	Included in Exhibit 8.2.

24	Powers of Attorney.	Included on signature pages of the Form S-4 registration statement of Entegris, Inc. and Eagle DE, Inc. filed with the Securities and Exchange Commission on May 9, 2005.

99.1	Form of Proxy of Entegris, Inc.	Previously filed.

99.2	Form of Proxy of Mykrolis Corporation	Previously filed.

99.3	Fairness Opinion of Goldman, Sachs & Co.	Included as Annex E in the joint proxy statement/prospectus previously filed.

99.4	Fairness Opinion of Citigroup Global Markets Inc.	Included as Annex F in the joint proxy statement/prospectus previously filed.

99.5	Consent of Goldman, Sachs & Co.	Previously filed.

99.6	Consent of Citigroup Global Markets Inc.	Previously filed.

(1)	Incorporated by reference to Exhibit 10.3 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(2)	Incorporated by reference to Exhibit 10.4 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(3)	Incorporated by reference to Exhibit 10.6 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(4)	Incorporated by reference to Exhibit 10.7 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(5)	Incorporated by reference to Exhibit 10.8 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(6)	Incorporated by reference to Exhibit 10.9 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.

(7)	Incorporated by reference to Exhibit 10.11 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(8)	Incorporated by reference to Exhibit 10.10 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(9)	Incorporated by reference to Exhibit 10.5 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(10)	Incorporated by reference to Exhibit 10.13 to Mykrolis Corporation’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.
(11)	Incorporated by reference to Exhibit 10.1 to Entegris, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2005.